                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                      DALLAS GOLD AND SILVER EXCHANGE, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)




                                   235-077104
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Steve Dechant
                            c/o Del Mar Country Club
                                  P.O. Box 9660
                            Rancho Santa Fe, CA 92067
                                 (858) 759-5990
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    Copy to:
                             Hayden J. Trubitt, Esq.
                         Brobeck, Phleger & Harrison LLP
                              12390 El Camino Real
                               San Diego, CA 92130
                                 (858) 720-2500


                                  May 11, 2000
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

--------------------------                     --------------------------------
CUSIP NO.  235-077104              13D         Page 2 of 7 Pages
--------------------------                     --------------------------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          ALLEN PAULSON
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]  (b)  [ ]
-------------------------------------------------------------------------------
   3      SEC USE ONLY

-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
                        PF
-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                              [ ]
-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                        USA
-------------------------------------------------------------------------------
                           7     SOLE VOTING POWER
       NUMBER OF                                275,000
        SHARES           ------------------------------------------------------
     BENEFICIALLY          8     SHARED VOTING POWER
       OWNED BY                                 0
         EACH            ------------------------------------------------------
       REPORTING           9     SOLE DISPOSITIVE POWER
      PERSON WITH                               275,000
                         ------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                                0
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         275,000
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
                                                                            [ ]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         6.1%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                         IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.        SECURITY AND ISSUER.

        The title of the class of equity securities to which this Statement on
Schedule 13D (this "Statement") relates is the common stock, $.01 par value per share (the "Common Stock") of Dallas Gold and Silver Exchange, Inc., a Nevada corporation ("Issuer"), whose address is 2817 Forest Lane, Dallas TX 75234.

ITEM 2.        IDENTITY AND BACKGROUND.

        (a)    Name:  Allen Paulson;

        (b) Business address: 6001 Clubhouse Drive, P. O. Box 9660, Rancho Santa Fe, CA 92067;

        (c)    Present principal occupation:  private investor;

        (d)-(e) Mr. Paulson has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

        (f)    Citizenship:  U.S.A.


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Mr. Paulson used $1,908,772.29 of his personal funds to directly purchase 275,000 shares of outstanding Common Stock on the open market.

ITEM 4.        PURPOSE OF TRANSACTION.

        Mr. Paulson's acquisitions of securities have been for investment purposes.

        (a) Mr. Paulson retains the right and discretion to buy more Common Stock or sell Common Stock at any time and from time to time.

        (b)    None.

        (c)    None.

        (d)    None.

        (e)    None.

        (f)    None.

        (g)    None.

        (h)    None.

        (i)    None.

        (j)    None.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

        (a) Mr. Paulson beneficially owns 275,000 shares of Common Stock, representing approximately 6.1% of the issued and outstanding shares of Common Stock. Issuer's most recent Form 10-QSB disclosed that at April 28, 2000 there were 4,509,157 outstanding shares of Common Stock.

        (b) Mr. Paulson's voting and dispositive power is set forth in the cover pages under items 7-10 on page 2 of this Statement.

        (c) Mr. Paulson effected the following purchases of Common Stock on the open market during the past 60 days:

------------------------------------------------------------------------------------------
PURCHASE DATE         NUMBER OF SHARES     AVERAGE PRICE          TOTAL PURCHASE PRICE
-------------         ----------------     -------------          --------------------
------------------------------------------------------------------------------------------
4/10/00                   2,600                6.3846                  $16,979.51
------------------------------------------------------------------------------------------
4/11/00                   5,000                6.5750                  $33,177.50
------------------------------------------------------------------------------------------
4/12/00                  21,100                6.4277                 $136,681.97
------------------------------------------------------------------------------------------
4/12/00                   2,000                5.3750                  $11,031.56
------------------------------------------------------------------------------------------
4/13/00                  19,300                6.2396                 $121,391.78
------------------------------------------------------------------------------------------
4/14/00                  24,000                6.3672                 $154,015.30
------------------------------------------------------------------------------------------
4/17/00                  40,000                6.1063                 $246,254.50
------------------------------------------------------------------------------------------
4/18/00                  25,000                6.1750                 $155,627.50
------------------------------------------------------------------------------------------
4/19/00                   1,000                6.7500                   $6,932.82
------------------------------------------------------------------------------------------
4/20/00                  10,000                7.0044                  $70,546.50
------------------------------------------------------------------------------------------
4/24/00                  20,000                6.9556                 $140,114.50
------------------------------------------------------------------------------------------
4/25/00                  10,000                6.9313                  $69,815.50
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
4/26/00                 15,000                 7.1067                $107,353.00
------------------------------------------------------------------------------------------
4/27/00                  4,500                 7.2500                 $32,852.50
------------------------------------------------------------------------------------------
4/27/00                    500                 6.6250                  $3,415.42
------------------------------------------------------------------------------------------
5/01/00                  7,000                 7.2036                 $50,777.70
------------------------------------------------------------------------------------------
5/02/00                  3,000                 7.4375                 $22,465.00
------------------------------------------------------------------------------------------
5/04/00                  2,000                 7.5000                 $15,329.29
------------------------------------------------------------------------------------------
5/05/00                  2,600                 7.4904                 $19,886.87
------------------------------------------------------------------------------------------
5/08/00                  1,700                 7.2500                 $12,608.10
------------------------------------------------------------------------------------------
5/09/00                  5,700                 7.2577                 $41,656.39
------------------------------------------------------------------------------------------
5/11/00                  4,000                 7.3234                 $29,496.10
------------------------------------------------------------------------------------------
5/12/00                  5,000                 7.7563                 $39,034.00
------------------------------------------------------------------------------------------
5/15/00                  4,100                 7.9665                 $32,870.15
------------------------------------------------------------------------------------------
5/16/00                  5,200                 8.0962                 $42,362.74
------------------------------------------------------------------------------------------
5/17/00                  8,000                 8.2422                 $66,340.10
------------------------------------------------------------------------------------------
5/18/00                 14,600                 8.3318                $122,376.78
------------------------------------------------------------------------------------------
5/19/00                  7,100                 8.8451                 $63,157.71
------------------------------------------------------------------------------------------
5/22/00                  5,000                 8.7380                 $44,221.50
                         -----                                        ----------
------------------------------------------------------------------------------------------
TOTALS                 275,000                                     $1,908,772.29
                       =======                                     =============
------------------------------------------------------------------------------------------


        (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

        (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Paulson, and any other person, with respect to any securities of the Issuer including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

        None.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       May 24, 2000
                                                   -------------------
                                                           (Date)


                                                    /s/ Allen Paulson
                                                   --------------------
                                                       (Signature)


                                                       Allen Paulson
                                                   --------------------
                                                        (Name/Title)



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